UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              BOOLE & BABBAGE, INC.
                    ---------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                      -----------------------------------
                         (Title of Class of Securities)

                                    098586100
                              --------------------
                                 (CUSIP Number)

                                  March 6, 1998
                   -----------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [X]      Rule 13d-1(c)
                  [  ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 20 Pages
                             Exhibit Index: Page 16

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 2 of 20 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                960,891
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 960,891
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            960,891

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 3 of 20 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                960,891
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 960,891
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            960,891

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    5.15%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 4 of 20 Pages



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                47,667
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 47,667
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            47,667

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .25%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 5 of 20 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                23,833
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 23,833
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            23,833

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .13%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 6 of 20 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                71,500
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 71,500
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            71,500

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (9)

                                    .38%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 7 of 20 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                71,500
   Shares
Beneficially               6       Shared Voting Power
  Owned By                                0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                 71,500
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            71,500

10       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

11       Percent of Class Represented By Amount in Row (11)

                                    .38%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  098586100                                          Page 8 of 20 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                1,032,381
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                 1,032,381
    With
                           8        Shared Dispositive Power
                                          0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,032,381

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    5.53%

12       Type of Reporting Person*

                  IA


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 20 Pages


Item 1(a)           Name of Issuer:

                    Boole & Babbage, Inc. (the "Issuer").

Item 1(b)           Address of the Issuer's Principal Executive Offices:

                    3131 Zanker Road, San Jose, CA 95134.

Item 2(a)           Name of Person Filing:

                    This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                    i) Winston Partners, L.P., a Delaware limited partnership ("Winston L.P.");

                    ii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                    iii) Winston  Partners  II LDC,  a Cayman  Islands  exempted limited duration company ("Winston LDC");

                    iv) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                    v) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                    vi) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                    iii) Purnendu Chatterjee ("Dr. Chatterjee").

                    This Statement relates to Shares (as defined herein) held for the accounts of Winston L.P., Winston LDC and Winston LLC.

                    CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                    Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                    Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                    Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of securities (including the Shares) held for the account of each of Winston LDC and Winston LLC.

                                                             Page 10 of 20 Pages


Item 2(b)           Address of Principal Business Office or, if None, Residence:

                    The address of the principal business office of Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business office of each of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)           Citizenship:

                    i)   Winston L.P. is a Delaware limited partnership;

                    ii)  CFM is a Delaware limited partnership;

                    iii) Winston  LDC  is  a  Cayman  Islands  exempted  limited duration company;

                    iv)  Winston LLC is a Delaware limited liability company;

                    v) Chatterjee Advisors is a Delaware limited liability company;

                    vi)  Chatterjee Management is a Delaware corporation; and

                    vii) Dr. Chatterjee is a United States citizen.


Item 2(d)           Title of Class of Securities:

                         Common Stock, $0.001 par value (the "Shares").

Item 2(e)           CUSIP Number:

                         098586100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         This Item 3 is not applicable.

                                                             Page 11 of 20 Pages


Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                         As of March 5, 1998, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                         (i) Each of Winston L.P. and CFM may be deemed the beneficial owner of the 960,891 Shares held for the account of Winston L.P.

                         (ii) Winston LDC may be deemed the beneficial  owner of
                              47,667 Shares held for its account.

                         (iii)Winston LLC may be deemed the beneficial  owner of
                              23,833 Shares held for its account.

                         (iv) Each  of  Chatterjee   Management  and  Chatterjee
                              Advisors may be deemed the beneficial owner of 71,500 Shares. This number consists of (A) 47,667 Shares held for the account of Winston LDC and (B) 23,833 Shares held for the account of Winston LLC.

                         (v) Dr. Chatterjee may be deemed the beneficial owner of 1,032,391 Shares. This number consists of (A) 71,500 Shares which Chatterjee Management and Chatterjee Advisors may be deemed to own beneficially and (B) 960,891 Shares held for the account of Winston L.P.

Item 4(b)           Percent of Class:

                         (i) The number of Shares of which each of Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately 5.15% of the total number of Shares outstanding.

                         (ii) The number of Shares of which  Winston  LDC may be
                              deemed to be the beneficial owner constitutes approximately .25% of the total number of Shares outstanding.

                         (iii)The number of Shares of which  Winston  LLC may be
                              deemed to be the beneficial owner constitutes approximately .13% of the total number of Shares outstanding.

                         (iv) The number of Shares of which  each of  Chatterjee
                              Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately .38% of the total number of Shares outstanding.

                         (v) The number of Shares of which Dr. Chatterjee may be deemed to be the beneficial owner constitutes approximately 5.53% of the total number of Shares outstanding.

Item 4(c)           Number of shares as to which such person has:

          Winston L.P.
          ------------

          (i)  Sole power to vote or to direct the vote:                 960,891

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   960,891

                                                             Page 12 of 20 Pages



          (iv) Shared power to dispose or to direct the disposition of:        0

          CFM
          ---

          (i)  Sole power to vote or to direct the vote:                 960,891

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:   960,891

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston LDC
          -----------

          (i)  Sole power to vote or to direct the vote:                  47,667

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:    47,667

          (iv) Shared power to dispose or to direct the disposition of:        0

          Winston LLC
          -----------

          (i)  Sole power to vote or to direct the vote:                  23,833

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:    23,833

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Advisors
          -------------------

          (i)  Sole power to vote or to direct the vote:                  71,500

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:    71,500

          (iv) Shared power to dispose or to direct the disposition of:        0

          Chatterjee Management
          ---------------------

          (i)  Sole power to vote or to direct the vote:                  71,500

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of:    71,500

          (iv) Shared power to dispose or to direct the disposition of:        0

                                                             Page 13 of 20 Pages



          Dr. Chatterjee
          --------------

          (i)  Sole power to vote or to direct the vote:               1,032,381

          (ii) Shared power to vote or to direct the vote:                     0

          (iii) Sole power to dispose or to direct the disposition of: 1,032,381

          (iv) Shared power to dispose or to direct the disposition of:        0


Item 5.             Ownership of Five Percent or Less of a Class:

                         This Item 5 is not applicable.

Item 6.             Ownership  of More than Five  Percent  on Behalf of  Another
                    Person:

                    (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                    (ii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                    (iii)The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

          Each of Winston L.P. and CFM expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston LDC and Winston LLC. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P. and Winston LLC. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P. and Winston LDC. Each of Chatterjee Advisors and Chatterjee Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                         This Item 7 is not applicable.

Item 8.             Identification and Classification of Members of the Group:

                         This Item 8 is not applicable.

Item 9.             Notice of Dissolution of Group:

                         This Item 9 is not applicable.

Item 10.            Certification:

                    By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 20 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  March 6, 1998               WINSTON PARTNERS, L.P.

                                   By:  Chatterjee Fund Management, L.P.,
                                        General Partner

                                        By:  Purnendu Chatterjee,
                                             General Partner

                                             By:  /S/ PETER HURWITZ
                                                  -----------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact


Date:  March 6, 1998               CHATTERJEE FUND MANAGEMENT, L.P.

                                   By:  Purnendu Chatterjee,
                                        General Partner

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS II LDC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date:  March 6, 1998               WINSTON PARTNERS II LLC

                                   By:  Chatterjee Advisors LLC, its Manager

                                        By:  /S/ PETER HURWITZ
                                             ----------------------------------
                                             Peter Hurwitz
                                             Manager

Date:  March 6, 1998               CHATTERJEE ADVISORS LLC

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Manager

                                                             Page 15 of 20 Pages


Date:  March 6, 1998               CHATTERJEE MANAGEMENT COMPANY

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Vice President


Date: March 6, 1998                PURNENDU CHATTERJEE

                                   By:  /S/ PETER HURWITZ
                                        ---------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 16 of 20 Pages



                                  EXHIBIT INDEX

                                                                            Page
                                                                            ----

A.        Power of  Attorney  dated May 31,  1995  granted by Dr.
          Purnendu    Chatterjee    in   favor   of   Mr.   Peter
          Hurwitz................................................         17

B.        Power of Attorney  dated  October  25, 1996  granted by
          Winston   Partners  II  LDC  in  favor  of  Mr.   Peter
          Hurwitz................................................         18

C.        Joint Filing Agreement dated March 6, 1998 by and among
          Winston  Partners,  L.P.,  Chatterjee Fund  Management,
          L.P., Winston Partners II LDC, Winston Partners II LLC,
          Chatterjee Advisors LLC, Chatterjee  Management Company
          and Dr. Purnendu Chatterjee............................         19